SSR Mining Inc. (formerly Silver Standard Resources Inc.)
Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2017 and 2016
(unaudited)

SSR Mining Inc. (formerly Silver Standard Resources Inc.)
Condensed Consolidated Interim Financial Statements for the three and six months ended
June 30, 2017

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SSR Mining Inc. (formerly Silver Standard Resources Inc.)
Condensed Consolidated Interim Statements of Financial Position
(expressed in thousands of United States dollars)

	Note	June 30	December 31
		2017	2016
		$	$
Current assets
Cash and cash equivalents		353,530	327,127
Trade and other receivables		51,098	58,437
Marketable securities		174,587	148,944
Inventory	4	172,984	154,915
Held for sale	5	1,425	12,097
Other		2,146	2,720
		755,770	704,240
Non-current assets
Property, plant and equipment	6	681,425	663,828
Deferred income tax assets		—	1,096
Goodwill		49,786	49,786
Other		27,586	19,738
Total assets		1,514,567	1,438,688

Current liabilities
Trade and other payables		58,986	61,500
Provisions	7	18,973	82,806
		77,959	144,306
Non-current liabilities
Deferred income tax liabilities		119,020	116,887
Provisions	7	96,953	55,562
Debt		226,500	220,054
Total liabilities		520,432	536,809

Equity
Share capital		1,045,143	1,043,555
Other reserves		18,287	(1,014)
Equity component of convertible notes		68,347	68,347
Deficit		(156,642)	(209,009)
Total equity attributable to SSR Mining shareholders		975,135	901,879
Non-controlling interest		19,000	—
Total liabilities and equity		1,514,567	1,438,688

The accompanying notes are an integral part of the condensed consolidated interim financial statements
Approved by the Board of Directors and authorized for issue on August 9, 2017

"Richard D. Paterson"	"Paul Benson"
Richard D. Paterson, Director	Paul Benson, Director

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SSR Mining Inc. (formerly Silver Standard Resources Inc.)
Condensed Consolidated Interim Statements of Income
(expressed in thousands of United States dollars, except per share amounts)

	Note	Three months ended June 30		Six months ended June 30
		2017	2016	2017	2016
		$	$	$	$

Revenue		116,982	118,775	234,887	220,288
Cost of sales	10	(87,520)	(74,713)	(165,336)	(152,928)
Income from mine operations		29,462	44,062	69,551	67,360
General and administrative expenses		(3,292)	(12,466)	(11,182)	(16,623)
Exploration, evaluation and reclamation expenses		(4,334)	(3,431)	(11,724)	(7,958)
Impairment reversal	6	24,357	—	24,357	—
Business acquisition costs		—	(3,928)	—	(3,928)
Operating income		46,193	24,237	71,002	38,851
Interest earned and other finance income		1,274	458	2,301	739
Interest expense and other finance costs		(9,576)	(6,489)	(16,222)	(13,110)
Foreign exchange gain (loss)		3,134	99	3,694	(3,287)
Other		(1,017)	(2,784)	(2,299)	(1,813)
Income before income tax		40,008	15,521	58,476	21,380
Income tax expense		(2,261)	(3,039)	(5,681)	(6,597)
Net income		37,747	12,482	52,795	14,783
Attributable to:
Equity holders of SSR Mining		37,319	12,482	52,367	14,783
Non-controlling interests		428	—	428	—

Net income per share attributable to equity holders of SSR Mining
Basic	8	$0.31	$0.13	$0.44	$0.17
Diluted	8	$0.31	$0.13	$0.43	$0.17

The accompanying notes are an integral part of the condensed consolidated interim financial statements

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SSR Mining Inc. (formerly Silver Standard Resources Inc.)
Condensed Consolidated Interim Statements of Comprehensive Income (Loss)
(expressed in thousands of United States dollars)

	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016
	$	$	$	$

Net income	37,747	12,482	52,795	14,783
Other comprehensive (loss) income:

Items that will not be reclassified to net income
Change in value of investments at FVTOCI, net of tax $2,145, ($13,297), ($2,894) and ($14,202), respectively	(15,665)	89,118	19,981	95,364

Items that may be subsequently reclassified to net income:
Cash flow hedges, net of tax ($179), ($248), ($116) and ($253), respectively	238	462	123	470
Other comprehensive (loss) income	(15,427)	89,580	20,104	95,834
Total comprehensive income	22,320	102,062	72,899	110,617

Attributable to:
Equity holders of SSR Mining	21,892	102,062	72,471	110,617
Non-controlling interests	428	—	428	—

The accompanying notes are an integral part of the condensed consolidated interim financial statements

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SSR Mining Inc. (formerly Silver Standard Resources Inc.)
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
(expressed in thousands of United States dollars)

					Equity			Non-
		Common Shares		Other	component of		Total	controlling	Total
		Shares	Amount	reserves	convertible notes	Deficit	equity	interests	equity
		000's	$	$	$	$	$	$	$
Balance, January 1, 2016		80,826	707,607	(54,805)	68,347	(273,966)	447,183	—	447,183
Shares and options issued pursuant to the acquisition of Seabee Gold Operation, net of share issuance costs		37,394	324,990	4,045	—	—	329,035	—	329,035
Exercise of stock options	9	664	5,790	(2,025)	—	—	3,765	—	3,765
Equity-settled share-based compensation		—	—	1,295	—	—	1,295	—	1,295
Total comprehensive income for the period		—	—	95,834	—	14,783	110,617	—	110,617
Balance, June 30, 2016		118,884	1,038,387	44,344	68,347	(259,183)	891,895	—	891,895

Balance, January 1, 2017		119,401	1,043,555	(1,014)	68,347	(209,009)	901,879	—	901,879
Exercise of stock options		174	1,588	(644)		—	944	—	944
Equity-settled share-based compensation	9	—	—	1,182	—	—	1,182	—	1,182
Recognition of joint venture	3	—	—	(1,341)	—	—	(1,341)	18,572	17,231
Total comprehensive income for the period		—	—	20,104	—	52,367	72,471	428	72,899
Balance, June 30, 2017		119,575	1,045,143	18,287	68,347	(156,642)	975,135	19,000	994,135
The accompanying notes are an integral part of the condensed consolidated interim financial statements

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SSR Mining Inc. (formerly Silver Standard Resources Inc.)
Condensed Consolidated Interim Statements of Cash Flows
(expressed in thousands of United States dollars)

	Note	Three months ended June 30		Six months ended June 30
		2017	2016	2017	2016
		$	$	$	$
Cash flows from operating activities
Net income for the period		37,747	12,482	52,795	14,783
Adjustments for:
Depreciation, depletion and amortization		24,687	12,643	48,705	32,674
Share-based payments		596	738	1,182	1,295
Net non-cash finance expense		7,464	5,909	12,783	11,822
Impairment reversal	6	(24,357)	—	(24,357)	—
Export duties adjustment in cost of sales	7	—	—	(4,303)	—
Revaluation of close down and restoration provision	7	—	—	3,577	—
Income tax expense		2,261	3,039	5,681	6,597
Non-cash foreign exchange loss (gain)		1,126	25	538	(1,261)
Other		1,172	3,339	3,318	2,631
Net changes in non-cash working capital items	12	(3,563)	(4,848)	(14,902)	(14,974)
Cash generated by operating activities before interest and taxes (paid)		47,133	33,327	85,017	53,567
Tax moratorium (paid)		(1,983)	—	(5,414)	—
Interest (paid)		(2,792)	(278)	(6,601)	(4,278)
Income taxes (paid)		(3,744)	(2,887)	(3,744)	(5,802)
Cash generated by operating activities		38,614	30,162	69,258	43,487
Cash flows from and used in investing activities
Purchase of plant and equipment		(7,264)	(14,096)	(16,007)	(19,169)
Capitalized stripping costs		(4,350)	(7,231)	(11,096)	(8,666)
Underground mine development costs		(2,165)	(803)	(4,680)	(803)
Capitalized exploration costs		(1,806)	(1,752)	(2,918)	(2,828)
Proceeds from sale of assets previously held for sale		1,364	—	1,364	—
Closing payment on formation of joint venture, net of cash acquired	3	(12,972)	—	(12,972)	—
Proceeds from sale of marketable securities		—	3,909	—	4,422
Cash received from acquisition of Seabee Gold Operation, net of share exchange payment		—	16,908	—	16,908
Interest received		774	411	1,470	649
Other		108	(142)	408	847
Cash (used) by investing activities		(26,311)	(2,796)	(44,431)	(8,640)
Cash flows from and used in financing activities
Proceeds from exercise of stock options		550	3,765	885	3,765
Repayment of bank loan		—	(2,175)	—	(3,845)
Repayment of Seabee Gold Operation credit facility		—	(13,707)	—	(13,707)
Share issuance fees on Seabee Gold Operation acquisition		—	(212)	—	(212)
Cash generated (used) by financing activities		550	(12,329)	885	(13,999)
Effect of foreign exchange rate changes on cash and cash equivalents		92	(52)	691	(91)
Increase in cash and cash equivalents		12,945	14,985	26,403	20,757
Cash and cash equivalents, beginning of period		340,585	217,634	327,127	211,862
Cash and cash equivalents, end of period		353,530	232,619	353,530	232,619
The accompanying notes are an integral part of the condensed consolidated interim financial statements

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SSR Mining Inc. (formerly Silver Standard Resources Inc.)
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2017
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

1.	NATURE OF OPERATIONS

SSR Mining Inc. ("we", "us", "our" or "SSR"), formerly Silver Standard Resources Inc., is a company incorporated under the laws of the Province of British Columbia, Canada and our shares are publicly listed on the Toronto Stock Exchange in Canada and the NASDAQ Global Market in the United States. On May 4, 2017 the Company's shareholders approved a name change to SSR Mining Inc., with the name change becoming effective on August 1, 2017. Together with our subsidiaries, we (the “Group”) are principally engaged in the operation, acquisition, exploration and development of precious metal resource properties located in the Americas. We have three producing mines and a portfolio of precious metal dominant projects located throughout the Americas. SSR Mining Inc. is the ultimate parent of the Group.

Our address is Suite 800, 1055 Dunsmuir Street, PO Box 49088, Vancouver, British Columbia, V7X 1G4.

Our focus is on safe, profitable gold and silver production from our Marigold mine in Nevada, U.S., Seabee Gold Operation in Saskatchewan, Canada and our 75% owned Puna Operations joint venture in Jujuy, Argentina, and to advance, as market and project conditions permit, our other principal development projects towards development and commercial production.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these condensed consolidated interim financial statements are set out below.

a)	Basis of preparation
These condensed consolidated interim financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2016.
These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The comparative information has also been prepared on this basis.
These statements were authorized for issue by our Board of Directors on August 9, 2017.

b)	Significant accounting judgments and estimates
The preparation of financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the financial statements. The critical judgments and estimates applied in the preparation of the unaudited condensed consolidated interim financial statements for the six months ended June 30, 2017 are consistent with those applied and disclosed in note 2(u) to our audited consolidated financial statements for the year ended December 31, 2016 other than those discussed below.

(i)	Export duties on Pirquitas mine
Following the resolution of the export duty claim (note 7), we have measured the resulting liability at net present value of estimated future cash outflows. This required an estimate of the most appropriate discount rate to use for such an Argentine peso ("ARS") liability.

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SSR Mining Inc. (formerly Silver Standard Resources Inc.)
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2017
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

(ii)	Mine life extension of the Pirquitas mine
Following our exercise of the option to form the Puna Operations joint venture, and subsequent closure of the transaction (note 3), during the six months ended June 30, 2017 we have re-assessed our estimates for: (a) the carrying value of plant assets that were previously impaired; (b) depreciable lives of remaining plant assets; (c) value added tax collection; (d) inventory usage; and (e) timing of cash flows for our close down and restoration provision. The result of these changes in estimates was an impairment reversal of $24,357,000 (note 6) and a reduction to our close down and restoration provision of $5,377,000 (note 7).

(iii)	Recognition of Puna Operations joint venture
As a result of the formation of the Puna Operations joint venture we were required to recognize the acquired Chinchillas mineral property asset at fair value (note 3). The valuation required significant management judgment in determining an appropriate valuation approach, and furthermore significant estimation to determine appropriate assumptions for planned metal production and costs (operating and capital), metal prices, discount rates, VAT recoveries and other working capital movements.

3.	PUNA OPERATIONS JOINT VENTURE

On March 31, 2017, we exercised our option on the Chinchillas project and on May 31, 2017 formed a jointly owned company with Golden Arrow Resources Corporation ("Golden Arrow") called Puna Operations Inc. for the development of the property. The jointly owned company, holding the Pirquitas and Chinchillas properties, is owned 75% by SSR and we are the operator. This transaction is expected to extend the Puna Operations operating life by approximately eight years.

Under the terms of the arrangement we paid the option exercise payment to Golden Arrow of $12,972,000, net of cash acquired.

At May 31, 2017 we recognized an asset of $28,839,000 representing the fair value of the Chinchillas mineral property acquired. In addition, we recognized a non-controlling interest of $18,572,000. As we retain control of Puna Operations Inc., the difference between the carrying value of the assets acquired and liabilities assumed and the non-controlling interest, has been recognized in equity attributable to our shareholders; this totaled $1,341,000.

4.	INVENTORY

	June 30, 2017	December 31, 2016
	$	$
Current:
Finished goods	16,587	11,627
Stockpiled ore	19,872	30,574
Leach pad inventory	105,675	86,696
Materials and supplies	30,850	26,018
	172,984	154,915
Non-current materials and supplies	1,660	1,811
	174,644	156,726

The cost of inventory held at its net realizable value at June 30, 2017 was $6,282,000 (December 31, 2016 - $7,246,000).

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SSR Mining Inc. (formerly Silver Standard Resources Inc.)
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2017
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

5.	ASSETS HELD FOR SALE

On May 2, 2017, we completed the sale of our 100% interest in the Berenguela project in Peru to Valor Resources Limited ("Valor") for consideration in deferred payments and a 9.9% equity interest in Valor.

The carrying value of the asset was reclassified from an asset held for sale of $8,098,000 to marketable securities received of $1,098,000, and deferred consideration of $7,246,000. A gain on sale of $246,000 was recorded in other income.

In addition, during the period we also sold one ball mill that had been classified as held for sale, and wrote down the carrying value of a second mill to reflect its fair value based upon sales proceeds received for the first mill.

6.	PROPERTY, PLANT AND EQUIPMENT

	June 30, 2017
	Plant and equipment (1)	Mineral properties subject to depreciation	Mineral properties not yet subject to depreciation	Exploration and evaluation assets (2)	Total
	$	$	$	$	$
Cost
Balance, January 1, 2017	509,008	306,277	89,288	136,992	1,041,565
Additions	16,030	20,942	29,463	301	66,736
Disposals	(2,460)	—	—	(1,000)	(3,460)
Impairment reversal	24,357	—	—	—	24,357
Property write downs	—	(747)	—	(899)	(1,646)
Change in estimate of close down and restoration provision	(8,954)	(227)	—	—	(9,181)
Balance, end of period	537,981	326,245	118,751	135,394	1,118,371

Accumulated depreciation
Balance, January 1, 2017	(276,170)	(101,567)	—	—	(377,737)
Charge for the year	(26,048)	(35,377)	—	—	(61,425)
Disposals	2,216	—	—	—	2,216
Balance, end of period	(300,002)	(136,944)	—	—	(436,946)

Net book value at June 30, 2017	237,979	189,301	118,751	135,394	681,425
Net book value at December 31, 2016	232,838	204,710	89,288	136,992	663,828

(1) Includes assets under construction of $14,995,000 at June 30, 2017 (December 31, 2016 - $6,113,000).

(2) On January 16, 2017, we entered into an option agreement with Silver One Resources Inc. ("Silver One") in respect of our Candelaria project in the United States for consideration consisting of $1,000,000 worth of Silver One shares issued on January 20, 2017, and three annual installments of $1,000,000 worth of Silver One shares. Under the terms of this agreement, Silver One will have three years to evaluate the Candelaria project.

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SSR Mining Inc. (formerly Silver Standard Resources Inc.)
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2017
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

Impairment reversal of non-current assets

On May 31, 2017 we formed the Puna Operations joint venture (note 3), which is estimated to have an operating life of approximately eight years. As a result of this transaction the operating life extension was considered to be an indicator of reversal of previous impairments that had been recognized against Pirquitas plant assets.

The maximum impairment reversal that is permitted is to return the asset balance to the carrying value at which it would have been had no previous impairments been recorded, which was $24,357,000 higher than the existing carrying value.

We determined that the fair value less cost to dispose of the cash generating unit significantly exceeded the maximum permitted impairment reversal. A discounted cash flow analysis was performed using a discount rate of 10% and the following consensus metal prices;

	2017	2018	2019	2020	LT
Silver / oz	$17.93	$18.72	$19.14	$19.53	$19.65
Lead / lb	$1.01	$1.03	$1.02	$0.99	$0.94
Zinc / lb	$1.27	$1.31	$1.24	$1.18	$1.06

As a result we recognized an impairment reversal of $24,357,000 in the three and six months ended June 30, 2017.

7.	PROVISIONS

	June 30, 2017		December 31, 2016
	Current	Non-current	Current	Non-current
	$	$	$	$
Moratorium (1)	9,449	45,781	67,130	—
Restructuring provision (2)	1,189	—	7,329
Close down and restoration provision (3)	8,335	51,172	8,347	55,562
	18,973	96,953	82,806	55,562

(1)
We entered into a fiscal stability agreement with the Federal Government of Argentina in 1998 for production from the Pirquitas mine. In December 2007, the National Customs Authority of Argentina (Dirección Nacional de Aduanas) ("Customs") levied an export duty of approximately 10% from concentrate for projects with fiscal stability agreements pre-dating 2002 and Customs has asserted that the Pirquitas mine is subject to this duty. We had previously challenged the legality of the export duty applied to silver concentrate.

On March 31, 2017, we entered into the tax moratorium system in Argentina to resolve the export duty dispute. Under the conditions of the moratorium, which converts the export duty liability to ARS, we have agreed to pay ARS 1,057,444,000 ($68,621,000 undiscounted) with 5% down payment initially and the balance in installments over 60 months. Outstanding ARS amounts are subject to interest at a minimum rate of 1.5% per month.

With our entry into the tax moratorium for resolution of our export duty dispute, we are no longer challenging the legality of the application of the export duty other than with respect to our right for reimbursement of the $6,646,000 of export duty that we paid. Export duties were removed effective February 12, 2016. At December 31, 2016 we had accrued a provision for $67,130,000 for unpaid duties but had not accrued for potential interest and penalties.

Entering the tax moratorium resolves the existing liability, and we have recognized the new ARS liability at estimated net present value of future cash outflows by discounting expected future payments using a discount rate of 20% per annum over the 60 month period. We paid 5%, or $3,431,000, when entering the moratorium on March 31, 2017 and have recognized the reduction in the liability of $4,303,000 within cost of sales. We subsequently paid principal and interest of $4,775,000 under the moratorium and recognized interest expense of $3,046,000 in the period to June 30, 2017.

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SSR Mining Inc. (formerly Silver Standard Resources Inc.)
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2017
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

(2)	As at June 30, 2017, we have provided for various employee termination benefits as a result of anticipated mine and associated employee reductions at the Pirquitas mine in 2017.

(3)
Following notice of our intent to exercise our option on the Chinchillas project (note 3), we re-assessed the estimated timing of reclamation cash flows for the Pirquitas property. The extension of the life of the Pirquitas plant has resulted in cash flows related to decommissioning the plant, being delayed by approximately eight years. The impact was a net reduction of our close down and restoration provision of $5,377,000, of which there was a reduction recorded against the carrying value of the plant of $8,954,000, and an increase in other costs of reclamation due to inflation in our cost estimates of $3,577,000.

8.	NET INCOME PER SHARE

The calculations of basic and diluted earnings per share are based on the following:

	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016

Net income	$37,747	$12,482	$52,795	$14,783
Net income attributable to non-controlling interests	$428	—	$428	—
Net income attributable to equity holders of SSR Mining	$37,319	$12,482	$52,367	$14,783

Adjustment for dilutive instruments:
Interest saving on convertible notes, net of tax	3,808	—	—	—
Net income used in the calculation of diluted net income per share	41,127	12,482	52,367	14,783

Weighted average number of common shares issued (thousands)	119,519	93,329	119,472	87,078
Adjustments for dilutive instruments:
Stock options (thousands)	1,275	1,541	1,267	1,054
Convertible notes (thousands)	13,250	—	—	—
Weighted average number of common shares for diluted net income per share (thousands)	134,044	94,870	120,739	88,132

Basic net income per share attributable to equity holders of SSR Mining	$0.31	$0.13	$0.44	$0.17
Diluted net income per share attributable to equity holders of SSR Mining	$0.31	$0.13	$0.43	$0.17

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SSR Mining Inc. (formerly Silver Standard Resources Inc.)
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2017
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

9.	SHARE-BASED COMPENSATION

Total share-based compensation, including all equity and cash-settled arrangements, for the three and six months ended June 30, 2017 and 2016 has been recognized in the condensed consolidated interim financial statements as follows:

	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016
	$	$	$	$
Equity-settled plans
Cost of inventory	50	34	83	31
General and administrative expenses	536	693	1,080	1,245
Exploration, evaluation and reclamation expenses	10	11	19	19
Cash-settled plans
Cost of inventory	(1,806)	1,255	(1,506)	1,531
General and administrative expenses	(95)	8,193	3,289	8,085
Exploration, evaluation and reclamation expenses	(100)	68	(46)	72
	(1,405)	10,254	2,919	10,983

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SSR Mining Inc. (formerly Silver Standard Resources Inc.)
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2017
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

10.	OPERATING SEGMENTS

Following the formation of the joint venture with Golden Arrow (note 3) the Pirquitas property was combined with the Chinchillas project into the Puna Operations operating segment and the segment has been amended accordingly. The following is a summary of the reported amounts of income or loss, and the carrying amounts of assets and liabilities by operating segment:

Three months ended June 30, 2017	Marigold mine	Seabee Gold Operation	Puna Operations (i)	Exploration and evaluation properties	Other reconciling items (ii)	Total
	$	$	$	$	$	$
Revenue	72,451	22,502	22,029	—	—	116,982
Cost of inventory	(36,217)	(10,580)	(15,990)	—	—	(62,787)
Depletion, depreciation and amortization	(14,861)	(7,839)	(1,895)	—	—	(24,595)
Restructuring costs	—	—	(138)	—	—	(138)
Cost of sales	(51,078)	(18,419)	(18,023)	—	—	(87,520)
Income from mine operations	21,373	4,083	4,006	—	—	29,462

Exploration, evaluation and reclamation expenses	(718)	(1,208)	—	(2,408)	—	(4,334)
Impairment reversal (note 6)	—	—	24,357	—	—	24,357
Operating income (loss)	20,608	2,874	27,941	(2,807)	(2,423)	46,193
Income (loss) before income tax	20,355	2,791	28,359	583	(12,080)	40,008

Interest expense and other finance costs	(382)	(28)	(3,779)	—	(5,387)	(9,576)
Income tax (expense) recovery	(3,442)	868	(17)	(128)	458	(2,261)

As at June 30, 2017
Total assets	418,936	422,470	154,773	73,781	444,607	1,514,567
Non-current assets	236,342	362,569	68,511	71,855	900	740,177
Total liabilities	(76,061)	(89,990)	(90,119)	(11,015)	(253,247)	(520,432)

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SSR Mining Inc. (formerly Silver Standard Resources Inc.)
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2017
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

Three months ended June 30, 2016	Marigold mine	Seabee Gold Operation	Puna Operations (i)	Exploration and evaluation properties	Other reconciling items (ii)	Total
	$	$	$	$	$	$
Revenue	59,197	14,437	45,141	—	—	118,775
Cost of inventory	(31,235)	(13,221)	(17,866)	—	—	(62,322)
Depletion, depreciation and amortization	(10,321)	—	(2,070)	—	—	(12,391)
Cost of sales	(41,556)	(13,221)	(19,936)	—	—	(74,713)
Income from mine operations	17,641	1,216	25,205	—	—	44,062

Exploration, evaluation and reclamation expenses	(118)	(51)	(389)	(2,873)	—	(3,431)
Operating income (loss)	17,552	1,132	24,427	(2,893)	(15,981)	24,237
Income (loss) before income tax	14,416	1,356	23,276	(3,813)	(19,714)	15,521

Interest expense and other finance costs	(557)	(16)	(918)	(21)	(4,977)	(6,489)
Income tax (expense)	(3,481)	38	—	(7)	411	(3,039)

As at December 31, 2016
Total assets	394,963	420,796	130,466	77,138	415,325	1,438,688
Non-current assets	253,373	370,141	26,007	71,441	994	721,956
Total liabilities	(75,101)	(91,627)	(117,091)	(7,146)	(245,844)	(536,809)

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SSR Mining Inc. (formerly Silver Standard Resources Inc.)
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2017
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

10.	OPERATING SEGMENTS (Cont'd)

Six months ended June 30, 2017	Marigold mine	Seabee Gold Operation	Puna Operations (i)	Exploration and evaluation properties	Other reconciling items (ii)	Total
	$	$	$	$	$	$
Revenue	136,213	50,111	48,563	—	—	234,887
Cost of inventory	(66,916)	(23,419)	(30,237)	—	—	(120,572)
Depletion, depreciation and amortization	(26,597)	(17,614)	(4,321)	—	—	(48,532)
Export duty (note 7)	—	—	4,303	—	—	4,303
Restructuring costs	—	—	(535)	—	—	(535)
Cost of sales	(93,513)	(41,033)	(30,790)	—	—	(165,336)
Income from mine operations	42,700	9,078	17,773	—	—	69,551

Exploration, evaluation and reclamation expenses	(1,005)	(2,820)	(3,577)	(4,034)	(288)	(11,724)
Impairment reversal (note 6)	—	—	24,357	—	—	24,357
Operating income (loss)	41,648	6,258	37,955	(4,452)	(10,407)	71,002
Income (loss) before income tax	41,374	6,145	36,442	(4,362)	(21,123)	58,476

Interest expense and other finance costs	(765)	(106)	(4,614)	(12)	(10,725)	(16,222)
Income tax (expense) recovery	(7,257)	1,739	(17)	96	(242)	(5,681)

Six months ended June 30, 2016	Marigold mine	Seabee Gold Operation	Puna Operations (i)	Exploration and evaluation properties	Other reconciling items (ii)	Total
	$	$	$	$	$	$
Revenue	116,939	14,437	88,912	—	—	220,288
Cost of inventory	(66,063)	(13,221)	(39,889)	—	—	(119,173)
Depletion, depreciation and amortization	(22,008)	—	(10,235)	—	—	(32,243)
Export duties	—	—	(1,512)	—	—	(1,512)
Cost of sales	(88,071)	(13,221)	(51,636)	—	—	(152,928)
Income from mine operations	28,868	1,216	37,276	—	—	67,360

Exploration, evaluation and reclamation expenses	(240)	(51)	(514)	(6,375)	(778)	(7,958)
Operating income (loss)	28,657	1,132	36,269	(6,398)	(20,809)	38,851
Income (loss) before income tax	24,670	1,356	29,323	(6,072)	(27,897)	21,380

Interest expense and other finance costs	(715)	(16)	(2,001)	(54)	(10,324)	(13,110)
Income tax (expense)	(6,021)	38	—	(92)	(522)	(6,597)

(i) We consolidate 100% which includes non-controlling interest portion of revenues, income from mine operations for the three months ended June 30, 2017 of $2,446,000 and $653,000 (2016: $nil and $nil) and the six months ended June 30, 2017 of $2,446,000 and $653,000 (2016: $nil and $nil)
(ii) Other reconciling items refer to items that are not reported as part of segment performance as they are managed on a corporate basis.

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SSR Mining Inc. (formerly Silver Standard Resources Inc.)
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2017
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

11.	FAIR VALUE MEASUREMENTS

Assets and liabilities that are held at fair value are categorized based on a valuation hierarchy which is determined by the following valuation methodology utilized:

	Fair value at June 30, 2017				Fair value at December 31, 2016
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	$	$	$	$	$	$	$	$
Recurring measurements
Trade receivables	—	26,638	—	26,638	—	35,590	—	35,590
Marketable securities	174,587	—	—	174,587	146,887	—	2,057	148,944
Other financial assets	—	—	17,196	17,196	—	—	5,873	5,873
Accrued liabilities	—	10,774	—	10,774	—	12,170	—	12,170
	174,587	37,412	17,196	229,195	146,887	47,760	7,930	202,577

Fair values disclosed
Convertible notes	259,925	—	—	259,925	245,515	—	—	245,515
	259,925	—	—	259,925	245,515	—	—	245,515

There were no transfers between Level 1 and Level 2 fair value measurements. During the three and six months ended June 30, 2017 we transferred $2,057,000 from Level 3 to Level 1 following the reverse take over ("RTO") of Huayra Minerals Corporation ("HMC") as discussed below; the shares of a previously private company that we classified as Level 3 became publicly traded and the fair value is now based upon observable market data. There were no reclassifications during 2016.

Reverse takeover of Huayra Minerals Corporation
On April 24, 2017, HMC completed a RTO with AbraPlata Resource Corp. ("AbraPlata"). As a result of the RTO, our shares in HMC were exchanged on an one-for-one basis for 11,295,000 common shares of AbraPlata, representing 19.9% of the total issued and outstanding common shares of AbraPlata as of April 24, 2017. We also received a cash installment of $500,000 on April 30, 2017.

12.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital items during the three and six months ended June 30, 2017 and 2016 are as follows:

	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016
	$	$	$	$
Trade and other receivables	4,171	(16,793)	9,479	(23,415)
Inventory	272	1,614	(8,375)	5,852
Trade and other payables	(6,426)	10,384	(8,816)	1,788
Provisions	(1,580)	(53)	(7,190)	801
	(3,563)	(4,848)	(14,902)	(14,974)

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SSR Mining Inc. (formerly Silver Standard Resources Inc.)
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2017
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

During the three and six months ended June 30, 2017 and 2016 we conducted the following non-cash investing transactions:

	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016
	$	$	$	$
Common shares issued pursuant to the acquisition of Seabee Gold Operation	—	(325,202)	—	(325,202)
Options issued pursuant to the acquisition of Seabee Gold Operation	—	(4,045)	—	(4,045)
Transfer of share-based payment reserve upon exercise of stock options	(225)	(2,025)	(644)	(2,025)
Marketable securities provided as consideration for exploration and evaluation expenses	—	(388)	—	(388)
Shares received from sale of mineral properties	669	—	1,669	—

	444	(331,660)	1,025	(331,660)

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